ALDA PHARMACEUTICALS CORP.

T36® ALDA Pharmaceuticals

1518 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3
Tel: 604.689-8383 Fax: 604.689-1289

www.aldacorp.com info@aldacorp.com

TSX-V: APH **OTCQB: APCSF**

NEWS RELEASE

ALDA Arranges Debt Settlements and Updates Product Acquisition

June 29, 2012 - Vancouver, British Columbia, Canada: Pharmaceuticals Corp. (the "**Company**" or "**ALDA**") announces that it intends to settle debts aggregating approximately CDN$900,000 by issuing up to 9,000,000 common shares to creditors at a deemed value of $0.10 per share. The Company will settle its remaining debts (of approximately $240,000) in cash. There will be no change of control or new insiders created as a result, and all shares issued will be subject to a 4-month hold period running from the date of issuance. The proposed debt settlement is subject to the approval of the TSX Venture Exchange.

On June 18, 2012 the Company announced an agreement to acquire Pedia-Safe POLYVITAMIN DROPS ("Pedia-Safe") and the concomitant global sales and marketing rights to the product, excluding China and India. The acquisition will be made from Canagen Pharmaceuticals Inc. ("Canagen") of Richmond, B.C. (an arm's-length party) and will call for the payment of CDN$340,000 by the issuance of 3,400,000 Common Shares of ALDA at a deemed price of $0.10 per share. This transaction will not result in a change of control or in the creation of new insiders. A comprehensive agreement which addresses the relevant intellectual property and licensing issues is presently being prepared. The Pedia-Safe acquisition is subject to TSX Venture Exchange approval which will be sought once the comprehensive agreement has been executed. Additional announcements will be made as this transaction proceeds and completes.

On behalf of:
ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA
President and CEO
owen.terrance@gmail.com
604-689-8383